Room 4561

October 27, 2006

Mr. Michael Levine
President
Vital Products, Inc.
35 Adesso Drive
Concord, Ontario L4K 3C7
Canada

Re: Vital Products, Inc.
Amendment No. 4 to Registration Statement on Form SB-2 filed October 26, 2006
File No. 333-127915

Dear Mr. Levine:

We are in receipt of your amended registration statement filed October 26, 2006. We, however, have deferred review of your filing pending resolution of the following comments.

Amendment No. 4 to Registration Statement on Form SB-2

1.   We note that the latest financial statements included in the registration statement are for the nine-month period ended April 30, 2006. Pursuant to Item 310(g) of Regulation S-B, your registration statement should include audited financial statements for your most recent fiscal year ended July 31, 2006. Please amend your registration statement to include the appropriate financial statements and revise your disclosure as necessary.

*   *   *   *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Blaise Rhodes at (202) 551-3774, or Hugh West at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Amy Trombly, Esq.
        1163 Walnut Street, Suite 7
        Newton, Massachusetts 02461
        Telephone: (617) 243-0060
        Facsimile: (309) 406-1426